











Anne Maleady

Senior executive in Retail Industry, Non-Profit Trustee and Leader

Greater Boston Area

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East Coast Greenway Alliance

University of Massachusetts Boston

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486 connections

Being outside is a critical part of my life. Wind, rain, snow. Bicycle, boat, boots. Fresh air, dirt, stars. It's all good. I draw my energy from the outdoors and have made it a focus to share my joy with others. Years of service in non-profits has given me a keen appreciation for how difficult it has become for ...

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Experience

East Coast Greenway Alliance

Trustee

East Coast Greenway Alliance

2006 – Present · 12 yrs

Raleigh-Durham, North Carolina Area

Trustee at the ECGA. The East Coast Greenway is a 3000 mile transportation corridor for pedestrians, cyclists, and other users of greenways. This developing trail system links the major urban areas on the eastern seaboard from Calais Maine to Key West Florida. The route is fully mapped and is currently 33% off road and ADA accessible.

ACA American Canoe Association

Board of Directors, current President

ACA American Canoe Association

2005 – Present · 13 yrs

Fredericksburg Virginia

Established 1880, the ACA is the oldest member based, national nonprofit organization serving the paddling public through safety, education, conservation, competition, stewardship. The ACA is currently supporting the Worldwide Voyage of the Hokule'a a replica of a traditional Polynesian voyaging canoe.

Kayak Power

Senior Consultant

Kayak Power

2000 – Present · 18 yrs

REI Recreational Equipment Inc

Retail Director

REI Recreational Equipment Inc

1991 – 2012 · 21 yrs

Northeast, SoCal-AZ

Multi store director in charge of retail expansion: researching store locations, staffing, setting financial objectives, maximizing store operations, oversee ing marketing, and ensure professional customer interactions.

Eastern Mountain Sports

District Manager

Eastern Mountain Sports

1979 – 1991 · 12 yrs

Northeast, Colorado

Retail Director leading in stores in 7 states in Northeast, Rockies, Midwest. Delivered financial results, hired and trained leaders, established new stores and markets

Education

University of Massachusetts Boston

University of Massachusetts Boston

Bachelor of Arts (B.A.), History, Anthropology

Volunteer Experience

ACA American Canoe Association

President

ACA American Canoe Association

2005 – Present • 13 yrs

Education

The American Canoe Association (ACA) is a member based, national nonprofit organization serving the broader paddling public by providing education related to all aspects of paddling; stewardship support to help protect paddling environments; and sanctioning of programs and events to promote paddlesport competition and recreation

East Coast Greenway Allaince

Trustee

East Coast Greenway Allaince

2006 – Present • 12 yrs

Environment

The East Coast Greenway is a developing trail system, spanning nearly 3,000 miles as it winds its way between Canada and Key West, linking all the major cities of the eastern seaboard. Over 28 percent of the route is already on safe, traffic-free paths.



